[AXA PROTECTION LOGO]

                                  PRESS RELEASE

                                                                    May 18, 2004

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      MONY SHAREHOLDERS APPROVE MERGER WITH AXA FINANCIAL AT MORE THAN 53%

                 AXA STRENGTHENS ITS POSITION IN THE U.S. MARKET
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Paris - AXA announced that the shareholders of The MONY Group, Inc. ("MONY")
today approved the adoption of MONY's merger with AXA Financial, Inc., at a special meeting held in New York City, N.Y.

A favorable vote by a majority of MONY's shares outstanding was required for the merger to be approved and more than 53% of the outstanding shares were voted in favor of the adoption of the merger agreement. In particular, approximately 84% of the retail votes cast were in favor of the merger.

"We are delighted that MONY shareholders have approved the merger with AXA Financial. We look forward to closing this transaction as promptly as practicable and do not currently anticipate that the level of appraisal rights demands that have been received will change our thinking," said Christopher "Kip" Condron, President and CEO of AXA Financial. "MONY represents a complementary fit to AXA Financial's insurance, annuity and asset management businesses, and we believe that, together, we can strengthen our industry leadership. We have been diligently planning how to integrate the two companies and are awaiting the final regulatory approvals so that we can move forward."

Henri de Castries, AXA Group Chief Executive Officer, commented, "With this transaction, we are reinforcing our already strong U.S. position with additional distribution capabilities and an enviable client base. The complementary nature of the organizations and the resulting broader product and service offering will benefit our customers, agents and distribution partners."

Under the terms of the merger agreement, AXA Financial will acquire 100% of MONY, a U.S. financial services group, headquartered in New York City, which, through its various subsidiaries, manufactures and distributes life insurance, asset accumulation and retail brokerage products and services to individuals, corporations and institutions through advisory and wholesale distribution channels. The cash transaction is valued at $1.5 billion (approximately Euro 1.3 billion).

The transaction, which remains subject to regulatory approvals in the U.S. and certain other closing conditions, is currently expected to close late second quarter or early third quarter of 2004. Upon the closing of the transaction,


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MONY shareholders will receive $31 in cash for each share of MONY's common stock they own, plus an estimated dividend of 33 to 35 cents per MONY share.

The transaction is expected to be accretive to earnings per share in 2005.

REDEMPTION OF ORAN

The ORANs(1) issued by AXA to finance this transaction will be automatically redeemed by the issuance of one new ordinary AXA share for each ORAN at the latest 20 business days after the closing date of the acquisition. On the redemption date, each ORAN holder will also receive a "Final Interest" amount equal to Euro 0.38 per ORAN.

PRESS CONFERENCE INFORMATION

AXA Group will hold a press conference chaired by AXA Group CEO, Henri de Castries, about "MONY joins the AXA Group" at AXA Headquarters (25 avenue Matignon, Paris 75008) on Wednesday May 19th at 10:30 am (Paris Time).

Analysts and Investors who wish to follow this press conference are invited to visit AXA Group's web site www.axa.com(2).

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ABOUT AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 775 billion in assets under management as of December 31, 2003, and reported total revenues of Euro 72 billion and underlying earnings of Euro 2,035 million for 2003. Total revenues for the first quarter of 2004 were Euro 20 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

This press release is also available on AXA Group web site: www.axa.com(2)

AXA INVESTOR RELATIONS:
Matthieu Andre :         +33.1.40.75.46.85
Caroline Portel :        +33.1.40.75.49.84
Marie-Flore Bachelier :  +33.1.40.75.49.45
Kevin Molloy             +1.212.314.28.93


AXA MEDIA RELATIONS:
Christophe Dufraux :     +33.1.40.75.46.74
Clara Rodrigo :          +33.1.40.75.47.22
Rebecca Le Rouzic :      +33.1.40.75.97.35
Jeff Tolvin :            +1.212.314.28.11


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1 Obligations Remboursables en Actions ou en Numeraire i.e., bonds redeemable either in shares or in cash.

2 Outside of France, the website address is : www.axa.com/default1.asp



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IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING
STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties, including the risk that the proposed merger may not be consummated. The following factors, among others, could cause actual results to differ materially from those described herein or from past results: the risk that the AXA and MONY businesses will not be integrated successfully, including, among others, the possibilities that following the merger AXA and MONY may not be able to retain current MONY clients, sales professionals and employees or to successfully market current MONY products and services; the costs related to the transaction; inability to obtain, or meet conditions imposed for, required governmental and regulatory approvals and consents; other economic, business, competitive and/or regulatory factors affecting AXA's and MONY's businesses generally; and the risk of future catastrophic events including possible future terrorist related incidents.

Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2002 and AXA's Document de Reference for the year ended December 31, 2003, for a description of certain important factors, risks and uncertainties that may affect AXA's business. Please refer to MONY's Annual Report on Form 10-K for the year ended December 31, 2003, for a description of certain important factors, risks and uncertainties that may affect MONY's business. AXA will not undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

AXA's and MONY's shares are traded on the New York Stock Exchange (ticker symbols AXA and MNY). Both companies file reports and other information with the SEC. You may read and copy any reports and other information filed by the companies at the SEC's public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.